82-2373

ERG GROUP

Your ref
Our ref CMP-0014-01

7 January 2004

04012827

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

ERG Ltd

SEC MAIL PROCESSING RECEIVED JAN 23 2004 WASH. D.C. 187 SECTION

SUPPL

Dear Sirs

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange today:

- Media release headed "Dr Allan Sullivan Commences as CEO"; and
- Announcement headed advising of correction to Appendix 3B lodged on 24 December 2003.

Yours faithfully

PROCESSED FEB 19 2004 THOMSON FINANCIAL

for **Clare Barrett-Lennard**
Company Secretary

dw 2/17

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

SEC MAIL PROCESSING
RECEIVED
JAN 23 2004
WASH. D.C. 187

DATE: 07/01/2004

TIME: 13:34:42

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Dr Allan Sullivan Commences as CEO

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is

ASX.Online@asx.com.au

07/01/2004 10:34

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - A Sullivan as CEO (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 106593 as follows:
Release Time: 07-Jan-2004 13:34:39
ASX Code: ERG
File Name: 106593.pdf
Your Announcement Title: Dr Allan Sullivan Commences as CEO

106593.pdf

DATE 7 January 2004

CONTACT Shaun Duffy – General Manager Investor Relations

PHONE +61 8 9273 1879

FAX +61 8 9273 1208

EMAIL sduffy@erggroup.com

ERG GROUP

MEDIA RELEASE

Dr Allan Sullivan Commences as CEO

The Chairman of ERG Group, Mr Tony Shepherd today announced that Dr Allan Sullivan has commenced as the Chief Executive Officer of ERG. Dr Sullivan replaces Mr Peter Fogarty who announced his intention to stand down following an accident in mid 2003. The transition was foreshadowed in an announcement on 23 October 2003.

Dr Sullivan's most recent role was as a member of the Siemens Building Technology Executive Board and Global Head of the Siemens HVAC Products Division based in Switzerland. Dr Sullivan had responsibility for 3,500 employees and his division reported net sales of US$700 million in fiscal 2003. His summary CV is attached.

Dr Sullivan will be appointed an executive director of the ERG Group, replacing Mr Fogarty who has also resigned from the Board. Mr Fogarty will continue to consult to the Company.

ERG Chairman, Mr Tony Shepherd said "Allan Sullivan brings more than 30 years of international experience in engineering and technology companies. We believe his experience will be invaluable to ERG with our current focus on the profitable and timely delivery of our current large portfolio of projects."

Mr Shepherd confirmed there would be no change in the Company's strategy of securing smart card based ticketing projects that deliver appropriate positive returns to shareholders.

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. The Group has installed systems in major cities throughout the world including Hong Kong, Melbourne, Rome, San Francisco and Singapore with installations in progress in Gothenburg, Seattle, Stockholm, Sydney and Washington DC. ERG has delivered systems that support more than 20 million smart cards in circulation and handle approximately 5 billion transactions per annum. ERG is an Australian-based company, listed on the Australian Stock Exchange and employs 800 people in 11 countries.

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

Dr Allan Sullivan Commences as CEO

Summary CV – Dr Allan Clive Sullivan

DOB	25 May 1947
Residency	Australian citizen
Languages	English, German and Dutch
Qualifications	**University of Sydney** 1966 BSc 1968 BEng Hons 1 (Electrical Eng) 1972 PhD (Electrical Eng)

Professional Experience (Previous 10 Years)

2000 – 2003

- **Siemens Building Technologies**
  Global Head HVAC Products Division
  Member of Executive Board
  2003 revenue US$700m
  EBIT 10%
  Staff 3,500

1998 – 2000

- **Siemens Building Technologies (following Siemens acquisition of Electrowatt)**
  Regional President Asia–Pacific
  Member of Executive Board
  2000 revenue US$200m
  Staff 2,000

1996 – 1998

- **Electrowatt Corporation (following Electrowatt acquisition of Landis & Gyr)**
  Regional CEO Asia–Pacific
  Member of Executive Board
  1997 revenue US$300m
  Staff 2,200

1994 – 1996

- **Landis & Gyr Corporation**
  Regional President Asia–Pacific
  Member of Executive Board
  1996 revenue US$250m
  Staff 1,700

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/01/2004

TIME: 17:38:33

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Correction to Appendix 3B

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX.Online@asx.com.au

07/01/2004 14:38

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Correction to Appendix 3B (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 106662 as follows:
Release Time: 07-Jan-2004 17:38:28
ASX Code: ERG
File Name: 106662.pdf
Your Announcement Title: Correction to Appendix 3B

106662.pdf

The contents of this fax are confidential and may only be used or disclosed by the addressee.

TO	Company Announcements Office				
AT	Australian Stock Exchange Limited				
FAX	02 9227 0808				
REF	CMP-0014-03				
FROM	Clare Barrett Lennard	**DATE**	7 January 2004		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1255	**PAGES**	1
RE	**Announcement**				

ERG

GROUP

Dear Sirs

We advise that the issue price for 856, 561 ordinary shares issued on 24 December 2003 was $1.18 (95% of the 5 day weighted average share price prior to the issue of the shares) and not $0.15 as notified at item 5 of the Appendix 3B lodged on 24 December 2003.

Yours faithfully

Clare Barrett-Lennard
Company Secretary

FACSIMILE

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